EXHIBIT 20b
                                                          FOR IMMEDIATE RELEASE







                              Contact:  Roger W. W. Baker
                                        (203) 698-5148

                                        Daniel A. Conforti
                                        (203) 698-5132



               AMERICAN BRANDS ANNOUNCES SALE OF
                 U.K.-BASED RETAIL OPERATIONS

Old Greenwich, CT, July 24, 1995 -- American Brands, Inc. (NYSE-

AMB) announced today the sale of the retail operations of its

United Kingdom-based subsidiary, Gallaher Limited, to the

management of those operations.

     Gallaher's retail operations comprise Forbuoys Limited, a

leading confectionery, tobacco and newsagent chain in the U.K.,

TM Group Limited, specializing in beverage and cigarette vending,

and Marshell Group Limited, which operates tobacco kiosks.

     Chairman and Chief Executive Officer of American Brands,

Thomas C. Hays, said: "This is the most significant step in the planned disposition of nonstrategic operations announced earlier this year.  In May, Prestige housewares was sold, and a smaller

U.K. operation was sold in February.  Proceeds from the sales completed put us well within the $150-175 million range that,

this past January, we indicated we expected from the nonstrategic dispositions.

     "Earlier today, we announced earnings per share from

continuing operations for the quarter ended June 30, 1995 rose

15% to 63 cents per share, compared with 55 cents per share for the second quarter of 1994.  We also indicated that we expect that earnings per share for the full year 1995 will exceed last year's $2.37 ($2.34 fully diluted) by more than 17%."

     Headquartered in Old Greenwich, Connecticut, American Brands

is a focused international consumer products company with

powerhouse brands and leading market positions in distilled

spirits, hardware and home improvement products, office products,

golf and leisure products, and international tobacco.  Major brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper cordials, Titleist, Pinnacle and Foot-Joy products, Moen faucets,

Master locks, Aristokraft cabinets, ACCO office products

including Day-Timer and Swingline, and Benson and Hedges and Silk

Cut cigarettes.


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